Filed Pursuant to Rule 253(g)(2)

File No. 024-10713

MOGULREIT II, INC.

SUPPLEMENT NO. 16 DATED SEPTEMBER 30, 2020

TO THE OFFERING CIRCULAR DATED OCTOBER 17, 2019

This document supplements, and should be read in conjunction with, the offering circular of MogulREIT II, Inc. (“we,” “our,” “us” or the “Company”), dated October 17, 2019, as filed by us with the Securities and Exchange Commission on October 17, 2019 (the “Offering Circular”), as supplemented by the supplements dated October 29, 2019, December 6, 2019, December 16, 2019, December 30, 2019, January 31, 2020, March 31, 2020, April 30, 2020, May 8, 2020, May 20, 2020, June 30, 2020, July 1, 2020, July 17, 2020, July 31, 2020, September 2, 2020 and September 16, 2020. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to:

●	Update our distributions; and
●	Update our plan of operation.

Distributions

On June 30, 2020, our board of directors authorized a daily cash distribution of $ $0.0012098361 per share for the periods beginning July 1, 2020 and ending on July 31, 2020, beginning August 1, 2020 and ending on August 31, 2020 and beginning September 1, 2020 and ending on September 30, 2020 (each, a “Distribution Period”). Our board of directors expects that the distributions for the Distribution Periods will be paid on or before October 15, 2020.

This distribution equates to approximately 4.50% on an annualized basis assuming a $9.77 share net asset value (the then-current purchase price for the period from July 1, 2020 to July 30, 2020) and calculated for the Distribution Period beginning July 1, 2020 and ending July 31, 2020, and approximately 4.50% on an annualized basis assuming $9.84 per share net asset value (the current purchase price effective July 31, 2020), calculated for the Distribution Periods beginning August 1, 2020 and ending August 31, 2020 and beginning September 1, 2020 and ending September 30, 2020. The annualized basis return is not a guarantee or projection of future returns, and the board of directors may in the future declare lower distributions or no distributions at all for any given period.

While the board of directors is under no obligation to do so, the annualized basis return assumes that the board of directors will declare quarterly distributions in the future similar to the distribution disclosed herein.

Plan of Operation

The following information supplements the section of our Offering Circular captioned “Plan of Operation – Results of Operations”:

As of September 30, 2020, the aggregate value of all properties owned or underlying investments made by us, based on the most recent purchase price of each asset, is approximately $154 million.